EXHIBIT 3.5

EXHIBIT B

LED LIGHTING AND RELATED ASSEMBLIES PRODUCT LINE

Customer file and specification for the LED Lighting and Related Assemblies orders; LED Lighting and Related Assemblies layout and manufacturing files. All LED lighting product business orders active at time of closing.

THIS PATENT LICENSE AGREEMENT (the "Agreement") MADE BETWEEN:

MICRO CHIP SCALE PACKAGING, INC., a corporation organized under the laws of the California (called "MCSP" of "Licensor") whose U.S. address is: 3236 Scott Blvd., Santa Clara, CA 95054, USA AND Donald MacIntyre an individual with offices at 3395 W. Cheyenne Ave. #111 N. Las Vegas, Nevada 89032 **(called "Licensee").**

WHEREAS

A. MCSP owns all right, title and interest in and to the Patent Rights (as defined below);

B. Licensee desires to gain rights under the Patent Rights and to commercialize products and services covered by the Patent Rights in the Field of Use (as defined below); and

C. MCSP is willing to grant and Licensee accepts a license under the Patent Rights restricted to the Field of Use in accordance with the terms and conditions set forth in this Agreement.

IN CONSIDERATION of the preceding recitals and of the following terms, conditions, and promises, the Parties agree as follows:

1. DEFINITIONS IN THIS AGREEMENT

1.1. "Patent Rights" means:

- U.S. Patents set forth in Exhibit A, incorporated hereto and any continuations, divisions, re-issues, re-examinations and extensions thereof and corresponding patents and applications in other countries.
- Any other patent solely owned by MCSP that is essential to produce a wafer scale IC structure and method of production pursuant to the Patents.

1.2. "Licensed Process," means any process covered by a claim of the Patent Rights or a claim of any other patent rights licensed under this Agreement. A Licensed Process also includes the provision of any service using a Licensed Product.

1.3. "Licensed Product" means any article, kit, equipment, system, unit, product or component part covered by a claim of the Patent Rights or a claim of any other patent rights licensed under this Agreement.

1.4. "Field of Use" means only:

- Those methods of producing a wafer scale semiconductor package and Hermetic Wafer Scale IC Structure and any implementation covered by any other area of these specifications; and

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1.5. "Affiliate" is a corporation of which a Party owns more than 20% of the voting shares, or which owns more than 20% of the voting shares of a Party, or of which more than 50% of the voting shares are owned by another Affiliate or if it owns more than 50% of another Affiliate.

2. GRANT OF LICENCE

2.1. Grant: MCSP grants Licensee a world-wide, non-exclusive, license under the Patent Rights, to make, have made, use, sell, offer for sale and import Licensed Products for use within the Field of Use and to practice Licensed Processes in the Field of Use, subject to the following and to the terms and conditions outlined in this Agreement:

2.1.1. This Agreement is specific to the Field of Use specific to the solar cell industry and does not grant any rights to Patent Rights or any other patent rights or use beyond the solar cell industry except as specifically granted. A license to permit any other use of Patent Rights or any other patent rights owned or controlled by MCSP, whether solely or in combination with others, must be negotiated separately. Licensee is not licensed to have Licensed Products made or sold by or to have Licensed Processes practiced by agents of Licensee. The license granted in this Agreement is limited to the Field of Use, and the Parties agree that practice outside the Field of Use or supply of product for use outside the Field of Use or implementation of processes outside the Field of Use may be unlicensed, but does not constitute a breach of the Agreement.

2.2. Sub-licensing: Licensee may grant sub-license rights only as follows:

2.2.1. Licensee may grant a sub-license to an Affiliate of Licensee provided that Licensee promptly gives written details to MCSP of the name and address of the Affiliate granted a sub-license. A sub-license granted to an Affiliate will terminate on termination of this Agreement or whenever the sub-licensee ceases to be an Affiliate.

2.2.2. Any sub-licensee shall have no further rights to sub- license any rights under this License without the written consent of MCSP, which consent may be unreasonably withheld.

2.3 Reciprocal Grant by Licensee: Licensee grants MCSP a world-wide, non-exclusive, license under all patent claims owned or acquired by Licensee, that are essential to implement wafer chip scale IC structure within the Field of Use, to make, have made, use, sell, offer for sale and import Licensed Products and to practice Licensed Processes in the

Field of Use, subject to the following and to the terms and conditions outlined in this Agreement:

2.2.3. This Agreement does not grant any rights to any patent rights except as specifically granted. A license to permit any other use of any patent rights other than as explicitly granted in this Agreement must be negotiated separately. MCSP is not licensed to have licensed Products made or sold by or to have Licensed Processes practiced by agents of MCSP. The license granted in this Agreement is limited to the Field of Use, and the Parties agree that practice outside the Field of Use may be unlicensed, but is not a breach of the Agreement.

2.3. Sub-licensing: MCSP may grant sub-license rights only as follows:

2.3.1. If a sub-license is required for use of the Licensed Product or Process acquired by an end-user from MCSP, then MCSP may grant the end user a sub-license restricted to the use of Licensed Product or Process only. Such a sub-license to an end- user shall continue for the life of the Licensed Product or Process or the life of the Patent Rights or any other patent rights which are licensed hereunder, whichever is shorter. The end-user sub-license will continue despite early termination of this Agreement. An end-user shall not have the right to further sub-license any Patent Rights under this Agreement to any other third party.

2.3.2. MCSP may grant a sub-license to an Affiliate of MCSP provided that MCSP promptly gives written details to Licensee of the name and address of the Affiliate granted a sub-license. A sub-license granted to an Affiliate will terminate on termination of this Agreement or whenever the sub-licensee ceases to be an Affiliate.

2.4 Further Cooperation: Licensee shall use his best efforts to cooperate with MCSP on the development and prosecution of additional patents involving the Field of Use in the Patents. The parties hereto acknowledge that they have mutually developed a list of additional patents the contents of which are confidential and that upon the successful issuance of any patents contained in such list Licensee shall be remunerated pursuant to a separate agreement between the parties.

3. CONSIDERATION AND REPORTING

3.1. Licensee agrees to pay MCSP a fee of five cents ($.05) per square inch of material sold by Licensee or Sub-Licensee utilizing the Patents.

4. MARKING OF PATENT RIGHTS

4.1. Patent Marking: The Licensee and any Sub-licensee will mark all Licensed Products in a manner consistent with their current patent marking practices for their own products provided appropriate notice is given under the relevant statutes. Where marking is to be performed but the Licensed Product cannot be marked, the patent notice shall be placed on associated tags, labels, packaging, or accompanying documentation either electronic or paper as appropriate. The obligations required of the Licensee and sub-licensee shall be satisfied by including a notice, as may be updated from time to time, of the form:

"Covered by one or more claims of MCSP's U.S. Patent (insert Patent #) with other applications and corresponding foreign applications pending."

4.2. Reciprocal patent marking: MCSP will comply with the marking requirements of the Licensee in respect of those patents licensed to MCSP to the extent reasonably required by the relevant statutes but in any event no more onerous than the requirements of 4.1.

5. TECHNICAL ASSISTANCE

5.1 Effort, Costs and Payment: MCSP will not provide technical assistance to Licensee or sub-licensees relating to the use of Patent Rights.

6. PUBLICITY

6.1. Announcements: Licensee shall not make any public announcement regarding this Agreement or the terms thereof without the prior approval of MCSP.

6.2. Use of MCSP's Name: Licensee may not use MCSP's name, any abbreviations, words, or images that apparently refer to MCSP, or any trade name, trademark, or service mark owned by MCSP without the prior written consent of MCSP. MCSP will undertake in its reasonable discretion, if requested in writing by Licensee, to approve in advance any proposed use of its name. In the event Licensee inadvertently uses MCSP's name or other marks without prior approval from MCSP, Licensee shall promptly notifyMCSP and shall use its best efforts to withdraw from circulation any written material containing such an unapproved use.

7. REPRESENTATIONS AND WARRANTIES

7.1. Representation of Ownership: MCSP represents that it owns all rights to the Patent Rights that are necessary for granting a license pursuant to this Agreement.

7.2. Non-Warranty of Validity: MCSP does not warrant the validity of the Patent Rights and makes no representation as to their scope. MCSP disclaims any warranty of non-infringement of the rights of others under any present or future patent. Licensee does not warrant the validity of the patent rights licensed by it pursuant to this Agreement and makes no representation as to their scope. Licensee disclaims any warranty of non-infringement of the rights of others under any present or future patent.

8. INFRINGEMENT

8.1. Decision to Assert: MCSP reserves the right in its sole discretion to decide what actions to take in the event that either Licensee or MCSP identifies an infringement of the Patent Rights licensed under this Agreement. MCSP will be under no obligation to assert the Patent Rights against any alleged infringer. Licensee agrees that it shall not initiate any action against alleged infringers and shall not be entitled to recover damages for infringement from infringers.

9. LIMITATION OF LIABILITY

9.1. No Liability: MCSP shall not be responsible for any losses due to Licensee actions and accepts no liability for indirect or consequential damages whatsoever. For greater certainty, MCSP accepts no liability for direct, indirect or consequential damages whatsoever even if MCSP has been advised of the possibility of such damages, including, but not limited to, business interruption, lost business revenue, lost profits, failure to realize expected savings, economic loss, loss of data, loss of business opportunity or any claim against licensee by any other party.

9.2. Reciprocal limitation of Liability: MCSP agrees that Licensee shall not be responsible for any losses resulting from MCSP exercising the rights granted under 2.3, and Licensee shall have no liability for indirect or consequential damages due to exercising such rights.

10.DURATION AND TERMINATION

10.1. Effective Date and Duration: This Agreement shall become effective upon receipt by MCSP of a signed copy of this Agreement. The rights and obligations of this Agreement shall remain in effect until expiration of the last patent licensed under this Agreement, or termination by notice in accordance with the provisions of this Agreement.

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10.2. Termination by MCSP: This Agreement, at the option of MCSP, may be terminated forthwith by MCSP if Licensee defaults or breaches any provision of this Agreement.

10.3. Reparations for Default or Breach: If, upon receipt of MCSP's notice of termination of this Agreement, Licensee cures the default or breach within thirty (30) days after notice is given, this Agreement shall continue in full force and effect.

11.GENERAL TERMS AND CONDITIONS

11.1. Prior Agreement: This Agreement supersedes all prior communications, negotiations and agreements, written or oral, concerning the same subject matter.

11.2. Entire Agreement: This Agreement represents the entire Agreement between the Parties as of the effective date hereof and may only be subsequently altered or modified by an instrument in writing, signed by the Parties, which expressly states the intention of affecting this Agreement. If any provision of this Agreement is declared by a court of competent jurisdiction to be invalid, illegal, or unenforceable, such provision shall be severed from this Agreement and the other provisions shall remain in full force and effect.

11.3. Waiver: A failure by any of the Parties to assert rights arising from any breach or default of this Agreement shall not be regarded as a waiver of rights. No waiver or toleration implies any continuing or future waiver of rights.

11.4. Assignment: This Agreement and everything herein contained shall inure to the benefit of and be binding upon the successors and permitted assignees of the Parties hereto, but shall not be assigned, sub-licensed, transferred, conveyed, or encumbered by Licensee or MCSP except to the extent otherwise herein expressly provided. MCSP may assign this Agreement, without the prior consent of Licensee, to any successor to the business of MCSP or to an acquirer of all or substantially all of the assets of MCSP.

11.5. Addresses: Any notice contemplated by this Agreement, unless a different address is subsequently notified by one party to the other in writing, must be sent to the address stated at the beginning of this Agreement where the Parties are identified, either;

11.5.1. By registered mail and then it is deemed to be an effective notice five days after it is sent, or

11.5.2. By courier or facsimile, and then it is an effective notice only when acknowledged by an official receipt or a return facsimile transmission.

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11.6. Choice of Law: This Agreement shall be interpreted according to the laws of the State of California.

Micro Chip Scale Packaging INC.

By: ______________________

Its: CSO

Donald MacIntyre

By: ______________________

Exhibit A

List of Patents

U.S. Patent/Application number: 7,215,025
Dated: August 08, 2007
Title: Wafer Scale Semiconductor Structure

U.S. Patent/Application number: 7,205,181
Dated: April 17, 2007
Title: Method of Forming WSIC Structure

U.S. Patent/Application number: 6,982,475
Dated: January 03, 2006
Title: Hermetic Wafer Scale IC Structure

U.S. Patent/Application number: 7,205,635
Dated: April 17, 2007
Title: Hermetic Wafer Scale IC Structure II

U.S. Patent/Application number: 6,753,208
Dated: June 22, 2004
Title: Wafer Scale Method of Packaging IC Die